Exhibit 99.14

CANADIAN SUPERIOR
ENERGY INC.

For Immediate Release	January 23, 2007

CANADIAN SUPERIOR BECOMES LARGEST OFFSHORE EXPLORATION ACREAGE HOLDER
OFFSHORE NOVA SCOTIA WITH NEW “FALCON” AND “OSPREY” ACQUISITIONS

CALGARY, ALBERTA—(CCNMatthews – January 23, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG) (AMEX:SNG) announced today that its offshore Nova Scotia exploration acreage holdings have increased to 2.59 million net acres with the addition of the EL2412 and EL2413 deepwater blocks previously held by Richland Minerals, Inc. of Southern California. These two blocks have been named the “Falcon” and “Osprey” Blocks, and are EL2412 and EL2413, respectively, and complement Canadian Superior’s “Mayflower” (EL2406), “Marauder” (EL2415), “Marconi” (EL2416), “Mariner” (EL2409) and “Marquis” (EL2402) exploration blocks. This now results in Canadian Superior becoming the largest exploration acreage holder offshore Nova Scotia.

Canadian Superior as the largest exploration acreage holder offshore Nova Scotia is planning further drilling on its “Mariner” (EL2409) Block near Sable Island later this year. Speaking from Calgary today, Canadian Superior’s Chairman, Greg Noval, said, “The new acquisitions also complement Canadian Superior’s deepwater holding and as a result of this they should also inspire further deepwater drilling offshore Nova Scotia.”

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.

Suite 3300, 400 – 3rd Avenue S.W.

Calgary, Alberta, Canada  T2P 4H2

Mike Coolen, President & COO

Phone: (403) 294-1411

Fax:     (403) 216-2374

www.cansup.com